UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alliqua, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

019621 200

(CUSIP Number)

Robert J. Hugin

Chairman of the Board,

President and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00434H108

1	Name of reporting person: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE CORPORATION 22-2711928
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,222,997(1)
	8	Shared voting power -0-
	9	Sole dispositive power 3,222,997(1)
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 3,222,997(1)
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 19.7%(2)
14	Type of reporting person* CO

(1)	Includes 2,386,760 shares of Common Stock and 836,237 shares of Common Stock issuable upon exercise of the Initial Warrant that is exercisable immediately, but excludes the 142,857 shares of Common Stock issuable upon the exercise of the April 2014 Warrant that is not exercisable within six months of the date of event which requires filing of this Amendment No.2.
(2)	The percentage ownership is based on 16,394,425 shares of Common Stock outstanding as of April 14, 2014, which includes (i) 15,558,188 shares of Common Stock outstanding as of April 14, 2014, as reported by Alliqua, Inc. to Celgene Corporation on such date, and (ii) 836,237 shares of Common Stock underlying the Initial Warrant held by Celgene Corporation that is exercisable immediately.

This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2013, as amended by Amendment No. 1 filed with the Commission on March 7, 2014, by Celgene Corporation (“Celgene”) with respect to common stock, par value $0.001 per share (“Common Stock”), of Alliqua, Inc., a Florida corporation (“Alliqua”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

No modification.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Celgene purchased 714,286 shares of the Common Stock and the April 2014 Warrant subject to the Securities Purchase Agreement for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and supplemented as follows:

As of April 14, 2014, following the consummation of the transactions contemplated by the Securities Purchase Agreement, Celgene beneficially owns 3,222,997 shares of Common Stock (including 836,237 shares of Common Stock underlying the Initial Warrant that is exercisable immediately, but excluding 142,857 shares of Common Stock underlying the April 2014 Warrant that is not exercisable within six months of the date of event which requires filing of this Amendment No. 2), representing approximately 19.7% of the shares of Common Stock outstanding as of April 14, 2014, which includes (i) 15,558,188 shares of Common Stock outstanding as of April 14, 2014, and (ii) 836,237 shares of Common Stock underlying the Initial Warrant that is exercisable immediately.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On April 14, 2014, Celgene entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Alliqua and certain other investor parties. Pursuant to the Securities Purchase Agreement, Alliqua sold and issued to Celgene an aggregate of 714,286 shares of Common Stock, and a five-year warrant (the “April 2014 Warrant”) to purchase an aggregate of 142,857 shares of Common Stock at an exercise price of $10.50, in exchange for an aggregate consideration of $5,000,000. The April 2014 Warrant is exercisable on or after the date that is six months and one day after April 14, 2014. A copy of the Securities Purchase Agreement is filed as Exhibit 5 hereto.

Pursuant to the Securities Purchase Agreement, Alliqua shall use its reasonable best efforts to prepare and file with the Securities and Exchange Commission by no later than July 9, 2014 a registration statement covering the resale of the shares of Common Stock sold and issued thereunder and the shares of Common Stock issuable upon the exercise of the warrants sold and issued thereunder.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 5 – Securities Purchase Agreement, dated as of April 14, 2014, among Alliqua, Celgene and the other investors.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 14, 2014

CELGENE CORPORATION

By:	/s/ Perry Karsen
Perry Karsen
Executive Vice President and Chief Operations Officer